Exhibit 1.01
Conflict Minerals Report

Guess?, Inc. has included this Conflict Minerals Report as an Exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 31, 2016.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Guess?, Inc. and its consolidated subsidiaries.

As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”), the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule to our Business

We design, market, distribute and license one of the world’s leading lifestyle collections of contemporary apparel and accessories for men, women and children that reflect the American lifestyle and European fashion sensibilities. Our apparel is marketed under numerous trademarks including GUESS, GUESS?, GUESS U.S.A., GUESS Jeans, GUESS? and Triangle Design, MARCIANO, Question Mark and Triangle Design, a stylized G and a stylized M, GUESS Kids, Baby GUESS, YES, G by GUESS, GUESS by MARCIANO and Gc. The lines include full collections of clothing, including jeans, pants, skirts, dresses, shorts, blouses, shirts, jackets, knitwear and intimate apparel. We also selectively grant licenses to manufacture and distribute a broad range of products that complement our apparel lines, including eyewear, watches, handbags, footwear, kids’ and infants’ apparel, outerwear, swimwear, fragrance, jewelry and other fashion accessories.

We are subject to the Conflict Minerals Rule because 3TG (tin and gold) are contained in the functional hardware and other components used in some of the apparel and accessories products that we contract to manufacture. Based on our internal product scoping, we do not believe that any of our products contain tantalum or tungsten. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended January 30, 2016. The information contained in our Form 10-K is not incorporated by reference into this Conflict

Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD. Certain products that are contracted to be manufactured and sold by our licensees or that we purchase from other vendors do not come within our Conflict Minerals Rule reporting and compliance because we do not contract to manufacture the products.

For 2015, 11% of the suppliers of the products that we contracted to manufacture were identified by us as having provided us with products that contained 3TG content that was necessary to the functionality or production of the products. Even where 3TG may be present in our products, they generally constitute a very small or de minimis portion of the materials content of the products.

We do not directly source 3TG from mines, smelters or refiners, and believe that we are in most cases many levels removed from, and have limited influence over, these market participants. However, through the efforts described in this Conflict Minerals Report, and as part of our reasonable country of origin inquiry and due diligence processes, we seek to ensure that our suppliers source responsibly. Specifically, we endeavor in good faith to determine if any of the 3TG necessary to the functionality or production of the products that we contract to manufacture originated in a Covered Country and, if so, whether they directly or indirectly financed or benefited an armed group.

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) regarding the use of 3TG in our products.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Implement and communicate to their personnel and suppliers a Conflict Minerals policy that is consistent with our Conflict Minerals Policy;

2.
Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”);

3.	Put in place procedures for the traceability of 3TG, working with their suppliers as applicable;

4.	Where possible, source 3TG from smelters and refiners validated as being conflict free;

5.	Maintain reviewable business records supporting the source of 3TG;

6.
From time to time, at our request, provide us with written certifications and other information concerning the origin of 3TG in products, components and parts supplied to us and the supplier’s compliance with the Conflict Minerals Policy generally;

7.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

8.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

9.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

The Conflict Minerals Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in global minerals supply chains. We do not seek to embargo the sourcing of 3TG from the Covered Countries.

The Conflict Minerals Policy indicates that, if we determine that a supplier may be violating the policy, we may require them to commit to and implement a corrective action plan within a reasonable timeframe. The Conflict Minerals Policy also indicates that continued failure to adhere to our policies and refusal to address issues of concern may lead to termination of our business relationship with the supplier.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2015, we conducted a “reasonable country of origin inquiry” (“RCOI”). We designed our RCOI in good faith to determine the origin of the 3TG that are necessary to the functionality or production of products that we contracted to manufacture. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through review of product categories, inquiries regarding the degree of influence we exercise over the manufacturing process and other information known to us.

Our outreach included 407 suppliers (the “Suppliers”). The results of our RCOI are discussed on Annex A to this Conflict Minerals Report. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance design framework, which are described below in this Conflict Minerals Report.

The Suppliers identified to us four different smelters and refiners that processed the necessary 3TG contained in our in-scope products. The Suppliers identified only a portion of the smelters and refiners that may have processed the necessary 3TG contained in our in-scope products.

Three of the identified smelters and refiners were listed as Compliant (as defined below) by the Conflict-Free Sourcing Initiative (the “CFSI”). Based on our RCOI, we concluded that one of these four smelters and refiners sourced entirely from outside of the Covered Countries. Our conclusion was based on the analysis conducted by the service provider (the “Service Provider”) that we retained to assist us with the collection, validation and review and analysis of the information received from the Suppliers. Some of the compliance activities described in this Conflict Minerals Report were performed by the Service Provider on our behalf.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2015. These due diligence efforts are discussed below.

Design of Due Diligence Measures

Design Framework

We believe that we designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance.

Selected Elements of Design Framework

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. The headings below conform to the headings used in the OECD Guidance for each of the five steps. Selected due diligence measures that we took in respect of 2015 are discussed under “Due Diligence Program Execution.”

1.	OECD Guidance Step One: “Establish strong company management systems”

a.
We have a team of senior staff that is responsible for our 3TG compliance program. The following functional areas are represented on the working group: Accounting, Finance, Internal Audit, Legal, Social Compliance and Sourcing. Selected internal personnel are educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. In addition, we utilize specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance and the Service Provider to, on our behalf, engage in supplier outreach and follow-up, validation of supplier responses and electronic storage of supplier responses.

b.
We communicate our Conflict Minerals Policy internally and externally to suppliers, in each case in writing. The Conflict Minerals Policy is also posted on our website at http://investors.guess.com/phoenix.zhtml?c=92506&p=irol-govConflictMinerals

c.	We use the Conflict Minerals Reporting Template (the “CMRT”) developed by the CFSI to identify smelters and refiners in our supply chain.

d.
The Service Provider maintains on our behalf business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, on a computerized database. This information is retained for at least five years.

e.
We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy, either through an email hotline or directly to our Social Compliance Department. The email address is conflictminerals@guess.com.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.
The Service Provider, on our behalf, requests by email that the suppliers provide us with information, through the completion of a CMRT, or an online version thereof hosted by the Service Provider, concerning the usage and source of 3TG in the suppliers’ products that we identify as potentially being in-scope, as well as information concerning their related compliance efforts. The Service Provider follows up by email or phone with all suppliers that do not respond to the request within the specified time frame. If a supplier is non-responsive, an escalation process is initiated pursuant to which our personnel contact the supplier.

b.
We and the Service Provider review the responses received from in-scope suppliers. The Service Provider reviews the responses received for plausibility, consistency and gaps. It follows up by email or phone with suppliers that submit a response that triggers any one of seven specified quality control flags. To the extent that Suppliers report that the potentially in-scope products it sells to us do not contain 3TG, we review that conclusion against the materials content of the products. If we have questions concerning the Supplier’s conclusion we request that it submit a revised CMRT.

c.
To the extent that a completed CMRT identifies a smelter or refiner, the Service Provider reviews the information provided against the list of Compliant smelters and refiners published in connection with the CFSI’s Conflict-Free Smelter Program, the London Bullion Market Association (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

d.
To the extent that a smelter or refiner identified by an in-scope supplier is not certified as Compliant, the Service Provider attempts to contact that smelter or refiner to gain information about its sourcing practices, including origin and transfer, and to determine the source and chain of custody of the 3TG. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter's or refiner's sourcing practices. “Red flags” are assigned to smelters and refiners when there is evidence of sourcing from a “Level 2” country (a known or plausible country for smuggling, export out of a Covered

Country or transit of 3TG from a Covered Country) or evidence of sourcing from a country which is unknown for reserves of a given metal.

e.
If a supplier is unable to provide information concerning the processors of 3TG in its supply chain, the Service Provider requests information on the supplier's suppliers of products or components which may have required 3TG for their functionality or production ("Tier 2 suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our 3TG compliance team reports the findings of its supply chain risk assessment to our General Counsel.

b.	Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, the Service Provider, on our behalf, utilizes information made available by the CFSI, LBMA and RJC concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step Five: “Report on supply chain due diligence”

We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission and make these filings available on our website.

Due Diligence Program Execution

In furtherance of our 3TG due diligence, we performed the following due diligence measures for 2015.

1.
The Service Provider sent requests to 407 Suppliers to provide us with a completed CMRT. We or the Service Provider followed up by email or phone with the Suppliers that did not provide a response within the time frame specified in the request. 94% of the Suppliers responded to the Service Provider’s request for information.

2.
The Service Provider, and in certain cases we, reviewed the responses received from the Suppliers for plausibility, consistency and gaps. The Service Provider followed up by email or phone with Suppliers that submitted a response that triggered any one of seven specified quality control flags. To the extent that a Supplier reported that a potentially in-scope product it sold to us does not contain 3TG, we reviewed that conclusion against the materials content of the product.

3.
With respect to those completed CMRTs that identified a smelter or refiner, the Service Provider reviewed the information provided against the list of Compliant smelters and refiners published by the CFSI.

4.
With respect to those Suppliers that were unable to provide information concerning the processors of 3TG in their supply chains, the Service Provider requested information on the Supplier’s Tier 2 suppliers. The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

5.	Our 3TG compliance team reported the findings of its supply chain risk assessment to our General Counsel.

6.
In addition, to mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in the Covered Countries, we furnished the Suppliers with written communications discussing the Conflict Minerals Rule, the OECD Guidance and our compliance requirements. In addition, we made available to the Suppliers free access to a multi-industry Conflict Minerals Resource Center site operated by the Service Provider.

Product and Smelter and Refiner Information

We were subject to the Conflict Minerals Rule for 2015 because 3TG (tin and gold) were contained in the functional hardware and other components used in some of the apparel and accessories products that we contracted to manufacture.

In connection with our RCOI or due diligence, as applicable, the Suppliers identified to us the facilities listed on Appendix A as having processed the necessary 3TG contained in our in-scope products for 2015. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our 2015 in-scope products.

The table below presents a summary of the smelter and refiner information contained in Annex A. Please see the notes accompanying Annex A for additional information relevant to the table below.

	Compliant	Active	On Reference List Only
Tin	1	0	0
Gold	2	0	1

We endeavored to determine the mine or location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed CMRT and through the other measures described in this Conflict Minerals Report.

For 2015, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). However, we did not conclude that any of our in-scope products were “DRC conflict free.”

Future Risk Mitigation Efforts

We intend to take the following additional steps in 2016 to mitigate the risk that our necessary 3TG benefit armed groups:

1.	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2015 to encourage them to provide requested information for 2016.

2.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2015 that the source of 3TG was unknown or undeterminable.

3.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

4.	Encourage our suppliers to source responsibly, including when sourcing from the Covered Countries.

5.	Monitor selected industry initiatives to identify smelters and refiners in the supply chain.

All of the foregoing steps are in addition to the steps that we took in respect of 2015, which we intend to continue to take in respect of 2016 to the extent applicable.

Annex A
Capitalized terms used and not otherwise defined in this Annex have the meanings indicated in our Conflict Minerals Report.
In connection with our RCOI and due diligence, as applicable, our Suppliers identified to us the smelters and refiners listed below as having potentially processed the necessary 3TG contained in our potentially in-scope products in 2015.

Metal	Processor	Country Location	Status
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Compliant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	Compliant
Gold	Gansu Seemine Material Hi-Tech Co Ltd	China	On Reference List Only
Tin	Yunnan Tin Group (Holding) Company Limited	China	Compliant
We note the following in connection with the information in the table:

(a)
The smelters and refiners listed in the table were identified by the Suppliers as being part of our 2015 supply chain. The smelters and refiners listed above may not be all of the smelters and refiners in our 2015 supply chain, since many of our Suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in our in-scope products and because not all of our Suppliers responded to our inquiries.

(b)	All information in the table is as of April 18, 2016.

(c)
“Compliant” means that the smelter or refiner was compliant with the CFSI’s Conflict-Free Smelter Program’s (“CFSP”) assessment protocols including through mutual recognition, and those indicated as “Re-audit in process.” Included smelters or refiners were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period.

(d)
“On Reference List Only” means the smelter or refiner is not listed as “Compliant” or “Active.” “Active” means that a smelter or refiner is listed by the CFSI as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry - Conflict Minerals Council.

(e)	The compliance status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.

(f)	Country location is the location of the smelter or refiner and is based solely on information made publicly available by the CFSI without independent verification by us.
Country of Origin Information
The countries of origin of the 3TG processed by the Compliant smelters and refiners listed above may have included countries in each of the categories listed below. The countries below are sorted by risk level.

L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC and its nine adjoining countries: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany,

A-1

Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.
L2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya, Mozambique and South Africa.
L3 - The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.
DRC - The Democratic Republic of the Congo.
In addition, some of the listed Compliant smelters and refiners may have processed 3TG originating from recycled or scrap sources.
For 2015, we were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “On Reference List Only.”

A-2